EXHIBIT 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400
www.cleco.com

NEWS RELEASE

Investor Contacts:

Cleco Corporation:	Analyst Inquiries:	Media Contact:
Kathleen F. Nolen	Dresner Companies	Cleco Corporation
(318) 484-7687	Kristine Walczak	Susan Broussard
Rodney J. Hamilton	(312) 726-3600	(318) 484-7773
(318) 484-7593		

For Immediate Release

Cleco Power LLC rate stabilization plan extended one year

PINEVILLE, La., March 18, 2004 – Cleco Corp. (NYSE, PCX: CNL) today announced the Louisiana Public Service Commission (LPSC) has approved a one-year extension of its regulated utility's rate stabilization plan to September 2005.

Cleco Power LLC had asked that the plan, which was set to expire in September 2004, be extended 12 months to allow time for the utility to evaluate the results of its new request for proposals (RFP) for sources of power. In early February, Cleco Power filed its notice of intent to issue an RFP. The company currently plans to issue the RFP midyear 2004.

"In addition, we're in the process of updating our integrated resource plan. We're looking at a wide range of options to provide our customers with a supply of stable, competitively priced power," Cleco Power President and Chief Operating Officer Michael Madison said.

"We'll evaluate all of the options offered through both our integrated resource planning process and the RFP to identify the most economic sources available to fill our customers' long-term power needs," Madison said. "In the meantime, we'll replace expiring power contracts on a short-term basis as needed."

Cleco Power has agreed to terms on a one-year contract to purchase up to 500 megawatts from Calpine Energy Services. That agreement, which replaces contracts expiring at the end of 2004, will be submitted to the LPSC once it is finalized.

The rate stabilization plan was extended under the same terms and conditions as the existing agreement.

Cleco Corp. is an energy services company headquartered in Pineville, La. It operates a regulated electric utility that serves 264,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 2,100 megawatts of generating capacity, including the Perryville plant, a 718-megawatt plant whose sale to a subsidiary of Entergy is pending. For more information about Cleco, visit www.cleco.com.

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Please note: This news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Midstream's facilities, the financial condition of the Company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, the completion of the pending sale of the Perryville plant, the resolution of damage claims against Mirant Corp. and certain of its subsidiaries, and the other risks and uncertainties more fully described in the Company's latest Annual Report on Form 10-K. Actual results may differ materially from those indicated in such forward-looking statements.

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